240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
(Name of Issuer)
Abeona Therapeutics Inc.
(Title of Class of Securities)
Common Stock, Par Value $0.01 Per Share

(CUSIP Number)

00289Y206

(Date of Event Which Requires Filing of this Statement)
November 3, 2022

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y206
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(7) Sole dispositive power 0
(8) Shared dispositive power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(9) Aggregate amount beneficially owned by each reporting person 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.99% (see Item 4)
(12) Type of reporting person (see instructions) PN

**As more fully described in Item 4, certain of the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) includes the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such reporting person, after giving effect to such blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.

CUSIP No. 00289Y206
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(7) Sole dispositive power 0
(8) Shared dispositive power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(9) Aggregate amount beneficially owned by each reporting person 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.99% (see Item 4)
(12) Type of reporting person (see instructions) CO

**As more fully described in Item 4, certain of the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) includes the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such reporting person, after giving effect to such blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.

CUSIP No. 00289Y206
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(7) Sole dispositive power 0
(8) Shared dispositive power 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(9) Aggregate amount beneficially owned by each reporting person 960,870 shares of Common Stock 888,870 shares of Common Stock issuable upon exercise of Warrants**
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.99% (see Item 4)
(12) Type of reporting person (see instruction) IN

**As more fully described in Item 4, certain of the Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the shares of Common Stock reported as being issuable upon exercise of Warrants in rows (6), (8) and (9) includes the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and does not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such reporting person, after giving effect to such blocker, is less than the number of shares of Common Stock reported in rows (6), (8) and (9) to be issuable upon exercise of the Warrants.

Item 1(a) Name of issuer:
Abeona Therapeutics Inc.
Item 1(b) Address of issuer's principal executive offices:
1330 Avenue of the Americas, 33rd Floor, New York, NY 10019
2(a) Name of person filing:

This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to shares of common stock, par value $0.01 per share
(“Common Stock”), of the Issuer held by Point72 Associates, LLC, an investment fund it manages (the "Point72 Fund"); (ii) Point72 Capital Advisors, Inc. (“Point72
Capital Advisors Inc.”) with respect to Common Stock held by the Point72 Fund and;
(iii) Steven A. Cohen (“Mr. Cohen”) with respect to Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as
Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

2(b) Address or principal business office or, if none, residence:
The address of the principal business office of Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors
Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Common Stock, par value $0.01 per share
2(e) CUSIP Number:
00289Y206

Item 3.

Not applicable

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each
Reporting Person.  Such information is as of the close of business on November 8, 2022.
Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own
directly no Common Stock. Pursuant to an investment management agreement, Point72
Asset Management maintains investment and voting power with respect to the securities held by the Point72  Fund. Point72 Capital Advisors Inc. is the general partner of Point72
Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72
Capital Advisors Inc.   The filing of this statement should not be construed as an admission that any of the foregoing persons or any reporting person is, for the purposes of
Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
The percentage set forth in Row 11 of the cover page for each reporting person is based on 17,175,799 shares of Common Stock outstanding as of November 7, 2022, as disclosed to Point72 Asset Management by representatives of the Issuer, and assumes the exercise of the reported Warrants subject to the Blocker.
Certain of the Warrants reflected on the cover pages are subject to a 9.99% Blocker provision whereby they are not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the reporting persons, the reporting persons would beneficially own in excess of 9.99% of the Issuer’s outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Consequently, some of the Warrants referred to herein are not presently exercisable due to the Blocker.
Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

The Point72 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2022

POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person